EXHIBIT 99.1

Galapagos to Present at 37th Annual J.P. Morgan Healthcare Conference

Mechelen, Belgium; 21 December 2018, 22.01 CET - Galapagos NV (Euronext & NASDAQ: GLPG) will participate in the 37th Annual J.P. Morgan Healthcare Conference on January 8 & 9, 2019.

Onno van de Stolpe, CEO, will present on Wednesday, January 9 at 20:30 CET (11:30 a.m. Pacific time). The presentation will be live audio webcast and can be accessed via the following link: https://jpmorgan.metameetings.net/events/healthcare19/sessions/23994-galapagos-nv/webcast. A replay of the webcast will be available for 90 days on the Galapagos' website at www.glpg.com.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) discovers and develops small molecule medicines with novel modes of action, three of which show promising patient results and are currently in late-stage development in multiple diseases. Our pipeline comprises Phase 3 through to discovery programs in inflammation, fibrosis, osteoarthritis and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines. More information at glpg www.glpg.com.

Investors:

Elizabeth Goodwin

VP IR & Corporate Communications

+1 781 460 1784

Sofie Van Gijsel

Director IR

+32 485 19 14 15

ir@glpg.com

Media:

Evelyn Fox

Director Communications

+31 6 53 591 999

communications@glpg.com

Forward-looking statements

This release may contain forward-looking statements. Such forward-looking statements are not guarantees of future results. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any forward-looking statements in this document, unless specifically required by law or regulation.